FOR IMMEDIATE RELEASE
Forrester Research Reports Third-Quarter 2007 Financial Results, Files 10-Qs For First Three Quarters Of 2007.
Cambridge, Mass., November 19, 2007 . . . Forrester Research, Inc. (Nasdaq: FORR) today announced its third quarter ended September 30, 2007 financial results and filed its form 10-Qs for the first three quarters of 2007, regaining compliance with SEC and Nasdaq reporting requirements.
Third-Quarter Financial Performance
•	Total revenues were $51.1 million, compared with $44.1 million for the third quarter of last year.

•	On a GAAP-reported basis, Forrester reported net income of $6.8 million or $0.29 per diluted share, compared with net income of $6.3 million, or $0.27 per diluted share, for the same period last year.

•	On a pro forma basis, net income was $6.7 million, or $0.28 per diluted share, for the third quarter of 2007, which excludes non-cash stock-based compensation of $1.4 million, amortization of $293,000 of acquisition-related intangible assets, net non-marketable investment gains of $98,000 and expenses related to the stock option investigation and restatement of the Company’s historical financial statements of $808,000 and which reflects a pro forma effective tax rate of 39 percent. This compares with pro forma net income of $6.0 million, or $0.26 per diluted share, for the same period in 2006, which excludes non-cash stock-based compensation of $1.5 million, amortization of $474,000 of acquisition-related intangible assets, net non-marketable investment gains of $98,000, a $1.4 million gain on the disposal of discontinued operations and $51,000 of net income from discontinued operations and reflects a pro forma effective tax rate of 37 percent.
Nine-Month Period Ended September 30, 2007 Financial Performance
•	Total revenues were $153.6 million, compared with $132.5 million for the same period last year.

•	On a GAAP-reported basis, Forrester reported net income of $13.3 million, or $0.56 per diluted share, for the nine months ended September 30, 2007, compared with net income of $11.5 million, or $0.51 per diluted share, for the same period last year.

•	On a pro forma basis, net income was $18.8 million, or $0.79 per diluted share, for the nine months ended September 30, 2007, which excludes non-cash stock-based compensation of $5.8 million, amortization of $978,000 of acquisition-related intangible assets, $1.7 million of net impairments from non-marketable investments, and expenses related to the stock option investigation and restatement of the Company’s historical financial statements of $3.6 million and which reflects a pro forma effective tax rate of 39 percent. This compares with pro forma net income of
$15.0 million, or $0.66 per diluted share, for the same period last year, which excludes non-cash stock-based compensation of $5.2 million, amortization of $1.6 million of acquisition-related intangible assets, a net gain from the sale of discontinued operations of $1.4 million and $300,000 of net income from discontinued operations, and net non-marketable investment gains of $305,000, and which reflects a pro forma effective tax rate of 37 percent.
A reconciliation of GAAP results to pro forma results may be found in the attached financial tables.
“Our business remains strong and we are on a path to achieve our full-year guidance,” said George F. Colony, chairman of the board and chief executive officer. “Clients are responding well to our role-based strategy and our more relevant, targeted offerings. We have spent much of this year ensuring that we have the necessary resources for continued growth. These include refining our products and increasing the research and sales staff which will enable us to successfully complete the implementation of our role-based strategy.”
Forrester is providing fourth-quarter 2007 financial guidance as follows:
Fourth-Quarter 2007 (GAAP):
•	Total revenues of approximately $54 million to $56 million.

•	Operating margin of approximately 12 percent to 14 percent.

•	Other income of approximately $2.1 million.

•	An effective tax rate of 35 percent.

•	Diluted earnings per share of approximately $0.22 to $0.26.
Fourth-Quarter 2007 (Pro Forma):
Pro forma financial guidance for the fourth quarter of 2007 excludes amortization of acquisition-related intangible assets of approximately $300,000, non-cash stock-based compensation expense of $1.5 million to $2.0 million, costs related to the stock option investigation and restatement of the Company’s historical financial statements of $500,000 to $1.0 million and any gains or impairment charges related to non-marketable investments.
•	Pro forma operating margin of approximately 16.5 percent to 18.5 percent.

•	Pro forma effective tax rate of 39 percent.

•	Pro forma diluted earnings per share of approximately $0.30 to $0.32.

Forrester is providing full-year 2007 guidance as follows:
Full-Year 2007 (GAAP):
•	Total revenues of approximately $207 million to $210 million.

•	Operating margin of approximately 10 percent to 12 percent.

•	Other income of approximately $6.5 million.

•	An effective tax rate of approximately 32 percent.

•	Diluted earnings per share of approximately $0.78 to $0.82
Full-Year 2007 (Pro Forma):
Pro forma financial guidance for full-year 2007 excludes non-cash stock-based compensation expense of $7.3 million to $7.8 million, amortization of acquisition-related intangible assets of approximately $1.3 million, costs related to the stock option investigation and restatement of the Company’s historical financial statements of $4.1 to $4.6 million, as well as gains or impairment charges related to marketable and non-marketable investments.
•	Pro forma operating margin of approximately 16 to 17 percent.

•	Pro forma diluted earnings per share of approximately $1.09 to $1.12.

•	An effective tax rate of 39 percent.
Forrester Files 10-Qs For First Three Quarters of 2007, Regains Compliance With SEC and Nasdaq Reporting Requirements
On November 13, 2007, Forrester Research, Inc. (the “Company”) received an additional Staff Determination letter from the Listing Qualifications department of The Nasdaq Stock Market stating that the Company is not in compliance with Nasdaq Marketplace Rule 4310(c)(14). As anticipated, the letter was issued in accordance with Nasdaq procedures when the Company did not file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
As previously announced, the Company has received similar Staff Determination letters stating that the Company is not in compliance with Nasdaq Marketplace Rule 4310(c)(14) due to the delay in the filing of its Annual Report on Form 10-K for the year ended December 31, 2006, its Quarterly Report on Form 10-Q for the period ended March 31, 2007 and its Quarterly Report on Form 10-Q for the period ended June 30, 2007.
On November 5, 2007, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2006. The Company filed today its Quarterly Reports on Form 10-Q for each of the quarters in 2007. The Company therefore currently is in compliance with Nasdaq Marketplace Rule 4310(c)(14).

About Forrester Research
Forrester Research (Nasdaq: FORR) is an independent technology and market research company that provides pragmatic and forward-thinking advice about technology’s impact on business and consumers. For 24 years, Forrester has been a thought leader and trusted advisor, helping global clients lead in their markets through its research, consulting, events, and peer-to-peer executive programs. For more information, visit www.forrester.com.
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, Forrester’s financial and operating targets for the fourth quarter of and full-year 2007. These statements are based on Forrester’s current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual future activities and results to differ include, among others, Forrester’s ability to anticipate business and economic conditions, technology spending, market trends, competition, industry consolidation, the ability to attract and retain professional staff, possible variations in Forrester’s quarterly operating results, risks associated with Forrester’s ability to offer new products and services, and Forrester’s dependence on renewals of its membership-based research services and on key personnel. Forrester undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. For further information, please refer to Forrester’s reports and filings with the Securities and Exchange Commission.
The consolidated statements of income, consolidated balance sheets, and consolidated statements of cash flows are attached.

Michael Doyle	Karyl Levinson
Chief Financial Officer	Vice President, Corporate Communications
Forrester Research, Inc.	Forrester Research, Inc.
+1 617/613-6000	+1 617/613-6262
mdoyle@forrester.com	press@forrester.com
© 2007, Forrester Research, Inc. All rights reserved. Forrester is a trademark of Forrester Research, Inc.

Forrester Third-Quarter Fiscal 2007 Results/Page 5
Forrester Research, Inc.
Consolidated Statements of Income
(In thousands, except per share data)

	Three months Ended		Nine months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2007	2006	2007	2006
		(as restated)		(as restated)
	(Unaudited)		(Unaudited)

Revenues
Research services	$32,945	$29,690	$96,312	$84,280
Advisory services and other	18,190	14,384	57,325	48,245

Total revenues	51,135	44,074	153,637	132,525

Operating expenses
Cost of services and fulfillment	18,648	17,070	60,106	54,301
Selling and marketing	17,913	14,228	52,813	44,031
General and administrative	7,002	5,445	22,533	16,760
Depreciation	1,026	947	2,881	2,747
Amortization of intangible assets	293	474	978	1,598

Total operating expenses	44,882	38,164	139,311	119,437

Income from continuing operations	6,253	5,910	14,326	13,088

Other income, net	2,175	1,652	6,153	3,936
Gains (impairments) from non-marketable investments, net	98	98	(1,690)	305

Income from continuing operations before income taxes	8,526	7,660	18,789	17,329

Income tax provision	1,729	2,828	5,460	7,511

Income from continuing operations	$6,797	$4,832	$13,329	$9,818

Discontinued operations
Income from discontinued operations, net of taxes	—	51	—	300
Gain on sale of discontinued operations, net of taxes	—	1,399	—	1,399

Net Income	$6,797	$6,282	$13,329	$11,517

Diluted income per share from continuing operations	$0.29	$0.21	$0.56	$0.43

Diluted income per share from discontinued operations	$—	$0.06	$—	$0.07

Diluted income per share from net income	$0.29	$0.27	$0.56	$0.51

Diluted weighted average shares outstanding	23,667	23,428	23,749	22,693

Basic income per share from continuing operations	$0.29	$0.21	$0.58	$0.45

Basic income per share from discontinued operations	$—	$0.07	$—	$0.08

Basic income per share from net income	$0.29	$0.28	$0.58	$0.53

Basic weighted average shares outstanding	23,072	22,637	23,067	21,937

Pro forma data (1):

Income from continuing operations	$6,253	$5,910	$14,326	$13,088
Amortization of intangible assets	293	474	978	1,598

Investigation related expenses	808	—	3,635	—

Non-cash stock-based compensation included in the following expense categories:
Cost of services and fulfillment	817	696	3,119	2,254
Selling and marketing	313	443	1,524	1,393
General and administrative	295	410	1,120	1,562

Pro forma income from continuing operations	8,779	7,933	24,702	19,895

Other income, net	2,175	1,652	6,153	3,936

Pro forma income before income taxes	10,954	9,585	30,855	23,831

Pro forma income tax provision	4,272	3,546	12,033	8,817

Pro forma net income	$6,682	$6,039	$18,822	$15,014

Pro forma diluted earnings per share	$0.28	$0.26	$0.79	$0.66

Diluted weighted average shares outstanding	23,667	23,428	23,749	22,693

(1)	Forrester believes that pro forma financial results provide investors with consistent and comparable information to aid in the understanding of Forrester’s ongoing business. Our pro forma presentation excludes amortization of intangibles, non-cash stock-based compensation expense gains or impairments of non-marketable investments, and costs associated with the stock option investigation and restatement of our historical financial statements, as well as their related tax effects. This does not purport to be prepared in accordance with Accounting Principles Generally Accepted in the United States.
- More -

Forrester Third-Quarter Fiscal 2007 Results/Page 6
Forrester Research, Inc.
Consolidated Balance Sheets
(In thousands)

	Sept 30,	December 31,
	2007	2006
	(Unaudited)

Assets:
Cash and cash equivalents	$40,820	$39,157
Available-for-sale securities	198,562	168,676
Accounts receivable, net	35,729	59,727
Deferred commissions	7,901	10,117
Deferred income taxes	14,717	13,592
Prepaid expenses and other current assets	10,558	7,610

Total current assets	308,287	298,879
Property and equipment, net	6,641	5,611
Goodwill, net	53,527	53,171
Deferred income taxes	5,323	11,335
Intangible assets, net	539	1,517
Other Assets	855	615
Non-marketable investments	10,013	13,015

Total assets	$385,185	$384,143

Liabilities and stockholders’ equity:
Accounts payable	$2,531	$2,878
Accrued expenses	23,520	29,852
Deferred revenue	85,238	99,875

Total liabilities	111,289	132,605
Deferred income tax liability and other non-current accrued income tax liability	6,068	6,633
Preferred stock	—	—
Common stock	279	279
Additional paid-in capital	276,880	270,306
Retained earnings	75,862	62,766
Treasury stock, at cost	(85,834)	(85,834)
Accumulated other comprehensive loss	641	(2,612)

Total stockholders’ equity	267,828	244,905

Total liabilities and stockholders’ equity	$385,185	$384,143

- More -

Forrester Third-Quarter Fiscal 2007 Results/Page 7
Forrester Research, Inc.
Consolidated Statements Cash Flows
(In thousands)

	Nine Months ended
	Sept 30,	Sept 30,
	2007	2006
		(as restated)
	Unaudited
Cash flows from operations:
Net income	$13,329	$11,517
Net income and gain from sale of discontinued operations	—	(1,699)

Income from continuing operations	$13,329	$13,216
Adjustments to reconcile net income to net cash provided by operating activities — Depreciation	2,881	2,747
Amortization of intangible assets	978	1,598
Non-cash stock-based compensation	5,763	5,209
Impairments (gains) from non-marketable investments, net	1,690	(258)
Increase in provision for doubtful accounts	380	150
Deferred income taxes	3,991	(316)
Accretion of premiums on marketable securities	473	631
Changes in assets and liabilities —	—	—
Accounts receivable	24,147	21,816
Deferred commissions	2,216	1,725
Prepaid expenses and other current assets	(4,146)	(1,606)
Accounts payable	(338)	280
Accrued expenses	(6,116)	5,403
Deferred revenue	(16,053)	(11,389)

Net cash provided by operating activities	29,195	39,206
Net cash provided by discontinued operations	—	326

Net cash provided by operating activities	29,195	39,532
Cash flows from investing activities:
Purchases of property and equipment	(3,826)	(2,348)
Purchase of non-marketable investments	—	(300)
Proceeds from non-marketable investments	1,058	380
Proceeds from sale of discontinued operations	250	1,642
Decrease in other assets	26	403
Purchase of marketable securities	(872,420)	(465,362)
Proceeds from sales and maturities of marketable securities	845,631	388,916

Net cash (used in) provided by investing activities	(29,281)	(76,669)
Cash flows from financing activities:
Proceeds from issuance of common stock under employee stock option plans and employee stock purchase plan	811	35,216
Excess tax benefits from non-cash stock-based compensation	—	253
Acquisition of treasury shares	—	(12,307)

Net cash provided by (used in) financing activities	811	23,162
Effect of exchange rate changes on cash and cash equivalents	938	457

Net increase in cash and cash equivalents	1,663	(13,518)
Cash and cash equivalents, beginning of period	39,157	48,538

Cash and cash equivalents, end of period	$40,820	$35,020

-More-